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Exhibit 12.1

Corporate Office Properties Trust

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Dollars in thousands)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before equity in loss of unconsolidated entities and income taxes	$61,094	$56,902	$30,992	$32,708	$38,114
Gain on sales of real estate, excluding discontinued operations	—	1,682	3,108	889	366
Combined fixed charges and preferred share dividends (from below)	115,014	122,395	127,139	111,787	85,240
Amortization of capitalized interest	1,105	890	695	527	337
Distributed income (loss) of equity investees	—	(203)	(224)	26	(164)
Subtract:
Capitalized interest (from below)	(15,461)	(18,312)	(19,964)	(14,766)	(9,871)
Preferred share dividends included in fixed charges	(16,102)	(16,102)	(16,068)	(15,404)	(14,615)
Preferred unit distributions included in fixed charges	(660)	(660)	(660)	(660)	(660)
Issuance costs associated with redeemed preferred shares	—	—	—	(3,896)	—

Total earnings	$144,990	$146,592	$125,018	$111,211	$98,747

Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$82,208	$86,414	$88,130	$73,442	$55,077
Interest expense on discontinued operations	212	507	1,890	2,998	4,307
Capitalized interest (internal and external)	15,461	18,312	19,964	14,766	9,871
Amortization of debt issuance costs—capitalized	30	32	138	237	272
Interest included in rental expense	341	368	289	384	438
Preferred share dividends	16,102	16,102	16,068	15,404	14,615
Preferred unit distributions	660	660	660	660	660
Issuance costs associated with redeemed preferred shares	—	—	—	3,896	—

Total combined fixed charges and preferred share dividends	$115,014	$122,395	$127,139	$111,787	$85,240

Ratio of earnings to combined fixed charges and preferred share dividends	1.26	1.20	0.98	0.99	1.16

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  Exhibit 12.1
Corporate Office Properties Trust Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends (Dollars in thousands)